FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated February 13, 2007, announcing its results for the quarter ending December 31, 2006.

This report on Form 6-K is being incorporated by reference into the Registration Statements on Form S-8 (Registration Nos. 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988) and Form F-3 (Registration No. 333-138856).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: February 13, 2007

Gilat Reports Fifth Consecutive Quarter of Improved Financial Results in Q4 2006

Petah Tikva, Israel, February 13, 2007 – Gilat Satellite Networks Ltd. (Nasdaq: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the quarter ending December 31, 2006.

Highlights for the Quarter:
—	Revenues increased to $65.4 million, representing a 17% year-over-year growth
—	Net income increased to $4.5 million, from $1.0 million in 4Q 2005
—	Shareholders' equity increased by $45.3 million to $212.1 million

Revenues for the fourth quarter of 2006 were $65.4 million, up from $56.0 million in the same period of 2005. Net income for the fourth quarter of 2006 was $4.5 million or $0.12 per diluted share, compared to a net income of $1.0 million or $0.04 per diluted share in the fourth quarter of 2005. Non-GAAP net income (1) for the fourth quarter of 2006 was $5.1 million, or $0.14 per diluted share, versus a net income of $1.0 million or $0.04 per diluted share in the same quarter of 2005. EBITDA (2) for the fourth quarter of 2006 was $10.0 million, increased from $6.6 million in the comparable period of 2005.

Revenues for the twelve month period ended December 31, 2006 were $248.7 million, up from $209.4 million in the comparable period of 2005. Net income for the twelve month period ended December 31, 2006 was $10.5 million or $0.38 per diluted share, compared to a net loss of $3.7 million or $0.17 per diluted share in the same period of 2005. Non-GAAP net income for the twelve month period ended December 31, 2006 was $14.2 million, or $0.51 per diluted share, versus a net loss of $3.7 million or $0.17 per diluted share in the comparable period of 2005. EBITDA for the twelve month period ended December 31, 2006 was $37.9 million, increased from $20.5 million in the comparable period of 2005.

Non-GAAP net income, earnings per share and EBITDA for the three and twelve month periods ended December 31, 2006 exclude non cash stock option expenses in an amount of $0.6 million and $3.8 million respectively, which are not included in the comparable periods of 2005.

Gilat's Chief Executive Officer and Chairman of the Board Amiram Levinberg said,“We concluded a strong year on both the financial and business fronts. This is our fifth consecutive quarter of improved financial results. We’ve successfully entered the business continuity market in the US. Internationally, we expanded across the communication value chain by winning significant turnkey projects such as: Telefonica Brazil, Russia Post, and Angola Telecom. We also enhanced our offering to include cellular backhaul solutions.

“We see growth opportunities in our existing markets driven mainly by universal service projects in emerging markets and business continuity in developed countries. In 2007, we plan to enter into new government segments and add broadband wireless access solutions to our product portfolio.”

Recent Announcements

– Gilat’s SkyAbis CDMA2000 will provide the satellite backhaul for the network of a leading African telecommunications operator. The operator plans to install more than 150,000 fixed phone lines overall, based on a variety of backhaul technologies.

– Telekom Serbia, the incumbent telecom carrier in Serbia, will deploy Gilat’s SkyEdge broadband satellite hub and several hundred VSATs to serve its residential and corporate customers. To meet its Universal Service Obligation (USO) requirements, Telekom Serbia will deploy SkyEdge VSATs at remote community centers throughout Serbia to provide citizens with reliable telephony, fax and broadband Internet access.

– Gilat completes public offering of its shares at a share price of $8.50. 5,016,667 shares were sold by Gilat and 3,033,333 shares were sold by a selling shareholder, including an over-allotment which was exercised in full. Gross proceeds from the offering totaled approximately $68 million, and net proceeds to Gilat from the offering were approximately $40 million.

– Gilat has been selected to provide a network of 8,800 SkyEdge VSATs to support the “middle-school” phase of the Mexican Ministry of Education’s (SEP) Enciclomedia program.

– Gilat’s Spacenet Inc. subsidiary, signed a five-year enterprise networking services contract extension with Sunoco, a leading manufacturer and marketer of petroleum and petrochemical products. As part of the agreement, Spacenet is providing upgraded satellite networking and managed services at approximately 900 company-owned retail stores across the United States.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and three service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com.

Safe Harbor:
Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Notes:
(1) The attached summary financial statements were prepared in accordance with U.S. GAAP. The attached summary financial statements for Q4 2006 are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat’s net income, EBITDA and earnings per diluted share, before the share-based payment charge, which is the non-cash stock option expense as per SFAS 123 (R). This non-GAAP presentation of net income, EBITDA and earnings per share is provided to enhance the understanding of the Company’s historical financial performance and comparability between periods.

(2) Operating income (loss) before depreciation, amortization, non cash stock option expenses as per SFAS 123(R) and exceptional items, (‘EBITDA’) is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income (loss) or net income (loss) for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company’s Operating income (loss) and EBIDTA is presented in the attached summary financial statements.

Gilat IR
Ayelet Shaked
Director of IR, Gilat Satellite Networks Ltd.
Tel: +972 2 925 2598
ayelets@gilat.com

Investor Contact: USA
Andrea Priest
The Global Consulting Group (GCG)
Tel: +1 (646) 284 9425
apriest@hfgcg.com